SHAW ANNOUNCES C$800 MILLION SENIOR NOTE OFFERING

Calgary, Alberta (January 28, 2014) – Shaw Communications Inc. (“Shaw”) announced today the terms of an offering of C$500 million principal amount of 4.35% senior notes due 2024 and C$300 million principal amount of floating rate senior notes due 2016. The net proceeds of this offering will be used for repayment or redemption of the C$600 million principal amount of senior notes due June 2, 2014 and for working capital and general corporate purposes. Closing is scheduled to occur on January 31, 2014. Based on the closing purchase price, the effective yield of the 2024 notes, if held to maturity, is 4.353%. The 2016 notes will bear interest at an annual rate equal to 3 Month CDOR plus 0.69%, payable quarterly in arrears.

The senior notes will be made available in Canada, under Shaw’s previously filed shelf prospectus, pursuant to an agency agreement with TD Securities Inc. acting as sole bookrunner. While the agents have agreed to use their best efforts to sell the notes, they will not be obligated to purchase any of the notes which are not sold. Accordingly, the final amount of the offering may potentially be reduced at closing.

A copy of the prospectus supplement may be obtained from TD Securities Inc., Attention: Debt Syndication, 222 Bay St., 7th Floor, Toronto, Ontario M5K 1A2 or from the Canadian Securities Administrators at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.2 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca